UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

For the Semiannual Period Ended June 30, 2021

PARALLEL FLIGHT TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11247

Delaware
(State or other jurisdiction of incorporation or organization)

450 McQuaide Drive La Selva Beach, CA. 95076 (Address of principal executive offices)

831-252-4175

Registrant’s telephone number, including area code

83-2143900

(I.R.S. Employer Identification No.)

In this Special Financial Report, the term “Parallel Flight Technologies” “we,” or “the company” refers to Parallel Flight Technologies, Inc.

This report may contain forward-looking statements and information relating to, among other things, our its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to our management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations for the six-month period ended June 30, 2021 (the “2021 Interim Period”), and the six-month period ended June 30, 2020 (the “2020 Interim Period”) should be read in conjunction with our unaudited consolidated financial statements and the related notes included in this report.

Overview

We were formed as a Delaware corporation on September 10, 2018.  Our headquarters are located in La Selva Beach, California.  We manufacture and market drones for commercial use.

Results of Operation

Revenue

For the 2021 Interim Period, our revenue was $106,349, and primarily is a result of combined grant income from United States Department of Agriculture and National Science Foundation.  For the 2020 Interim Period, our revenue was $262,454, and primarily is a result of grants from the National Science Foundation and NASA.

Operating Expenses

Throughout the 2021 Interim Period, we spent most of our efforts advancing and developing our technologies. Our operating expenses consist of general and administrative, sales and marketing and research and development.  For the 2021 Interim Period, our operating expenses were $1,406,843, including, $1,086,996 for general and administrative, $2,500 for sales and marketing, and $317,347 for research and development.  For the 2020 Interim Period, our operating expenses were $474,987, including, $192,404 for general and administrative, $23,253 for sales and marketing, and $259,330 for research and development.   Our operating expenses were comparatively higher during the 2021 Interim Period, primarily because we increased our staff and our research and development expenses.

Operating Loss

Our operating loss for the 2021 Interim Period, was $1,300,494, compared to $252,649 for the 2020 Interim Period.  The increase in losses primarily resulted from the increase in our staff and research and development efforts.

Other Income

Our other income for the 2021 Interim Period, was $0, compared to $40,116 for the 2020 Interim Period.  The other income during the 2021 Interim Period was primarily attributable to loans extinguished upon the forgiveness of Simple Agreements for Future Equity.

Net Loss

Our net loss for the 2021 Interim Period, was $1,300,494, compared to net income of $252,649, for the 2020 Interim Period.

Liquidity and Capital Resources

As of June 30, 2021, we had $ 2,120,459 in cash, compared to $817,928 as of December 31, 2020.   The higher amount of cash at June 30, 2021, primarily resulted from funds raised through our Regulation A+ campaign.  As of September 1, 2021, and excluding future proceeds of our offering pursuant to Regulation A+, we have sufficient operating capital for approximately 12 months.

We will incur significant additional costs in developing products, and in production, marketing, sales and customer service, and intend to continue to fund our operations through funds received from our recent Regulation Crowdfunding campaign, funds received through this offering, and additional debt and/or equity financing as determined to be necessary. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. Accordingly, our independent auditors report includes a paragraph regarding substantial doubt about our ability to continue as a going concern.

Debt

On April 28, 2020, we entered into a loan with Santa Cruz County Bank in an aggregate principal amount of $33,411 pursuant to the Paycheck Protection Program under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan is evidenced by a promissory note (“Note”). Subject to the terms of the Note, the PPP Loan bears interest at a fixed rate of one percent (1%) per annum, with the first six months of interest deferred, has an initial term of two years and is unsecured. We have completed the process of applying for forgiveness of the loan in accordance with the terms of the CARES Act.  We have used the proceeds of the loan for payroll and other expenses permitted by the CARES Act and the loan has been fully forgiven.

Impact of COVID-19

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic, which continues to spread throughout the United States. While the disruption is currently expected to be temporary, there is uncertainty around the duration. Thus far, we have seen an increase in the amounts of investments through our crowdfunding platform and broker-dealer. Further, we are generally expecting customer demand to increase as access to traditional capital has decreased and companies are being forced to turn to alternative sources for capital, including crowdfunding. That said, depending on the overall length of the disruption and the severity of the impact on the financial markets this trend may be prove to temporary. The ultimate financial impact on us cannot be reasonably estimated at this time.

Item 2.  Other Information

None.

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Item 3.  Financial Statements

The accompanying semiannual financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2021 are not necessarily indicative of the results that can be expected for the year ending December 31, 2021.

Item 4.  Exhibits

1.1	Posting Agreement with StartEngine Crowdfunding, Inc.(1)
2.1	Second Amended and Restated Certificate of Incorporation(2)
2.2	Bylaws(3)
4.1	Form of Subscription Agreement(4)
6.1	Transfer Agent Agreement with StartEngine Secure(5)
8.1	Escrow Services Agreement(6)

(1)Filed as an exhibit to the Parallel Flight Technologies, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11247 and incorporated herein by reference. Available at,( https://www.sec.gov/Archives/edgar/data/1788756/000144586620001202/prll_ex1z1.htm)

(2)Filed as an exhibit to the Parallel Flight Technologies, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11247 and incorporated herein by reference. Available at,( https://www.sec.gov/Archives/edgar/data/1788756/000144586620001202/prll_ex2z1.htm)

(3)Filed as an exhibit to the Parallel Flight Technologies, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11247 and incorporated herein by reference. Available at,( https://www.sec.gov/Archives/edgar/data/1788756/000144586620000905/prll_ex2z2.htm)

(4)Filed as an exhibit to the Parallel Flight Technologies, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11247 and incorporated herein by reference. Available at,( https://www.sec.gov/Archives/edgar/data/1788756/000144586620001202/prll_ex4z1.htm)

(5)Filed as an exhibit to the Parallel Flight Technologies, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11247 and incorporated herein by reference. Available at,( https://www.sec.gov/Archives/edgar/data/1788756/000144586620001202/prll_ex6z1.htm)

(6)Filed as an exhibit to the Parallel Flight Technologies, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11247 and incorporated herein by reference. Available at,( https://www.sec.gov/Archives/edgar/data/1788756/000144586620001202/prll_ex8z1.htm)

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Special and has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of La Selva Beach, State of California, on September 29, 2021.

PARALLEL FLIGHT TECHNOLOGIES, INC.

By	/s/ Joshua Resnick

	Title:	Chief Executive Officer, Principal Executive Officer, Chief Financial Officer, Principal Financial Officer, Principal Accounting Officer and Director Date: September 29, 2021

/s/ Robert Hulter
Robert Hulter, Director Date: September 29, 2021

/s/ David Adams
David Adams, Director Date: September 20, 2021

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PARALLEL FLIGHT TECHNOLOGIES, INC.

FINANCIAL STATEMENTS (UNAUDITED)

AS OF AND FOR THE SIX MONTHS ENDED

JUNE 30, 2021

5

PARALLEL FLIGHT TECHNOLOGIES, INC

6

PARALLEL FLIGHT TECHNOLOGIES, INC.

BALANCE SHEETS (UNAUDITED)

	June 30, 2021	December 31, 2020
Assets
Current Assets:
Cash	$2,120,459	$817,928
Prepaid expenses	5,703	6,789
Total current assets	2,126,162	824,717

Property and equipment, net	139,008	48,589
Total assets	$2,265,170	$873,306

Liabilities and Stockholders' Equity
Current Liabilities
Accounts payable	$23,207	$34,506
Accrued liabilities	77,775	77,363
Deferred revenue	-	86,349
Total current liabilities	100,982	198,218

Long-Term Liabilities
Simple agreements for future equity (SAFEs) - Note 6	11,764	11,764
Total liabilities	$112,746	$209,982

Stockholders' Equity
Class A common stock, $0.00001 par value-8,000,000 authorized; 6,008,424 and 6,008,424 outstanding at June 30, 2021 and December 31, 2020, respectively	60	60
Class B common stock, $0.00001 par value-3,000,000 authorized; 1,076,953 and 313,569 outstanding at June 30, 2021 and December 31, 2020, respectively	11	3
Stock subscription receivable	(616,375)	(49,921)
Additional paid-in capital	5,609,998	2,253,958
Accumulated deficit	(2,841,270)	(1,540,776)
Total stockholders' equity	2,152,424	663,324

Total liabilities and stockholders' equity	$2,265,170	$873,306

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PARALLEL FLIGHT TECHNOLOGIES, INC.

STATEMENTS OF OPERATIONS (UNAUDITED)

	For the Six Months Ended	For the Six Ended
	June 30, 2021	June 30, 2020

Grant revenue	$ 106,349	$ 262,454

Operating expenses:
General and administrative	1,086,996	192,404
Sales and marketing	2,500	23,253
Research and development	317,347	259,330
Total operating expenses	1,406,843	474,987

Operating loss	(1,300,494)	(212,533)

Other (income) expenses:
Other income	-	(6,000)
Loss on extinguishment of SAFEs	-	44,352
Loss on remeasurement of SAFEs	-	1,764
Total other (income) expense	-	40,116

Net loss before income taxes	(1,300,494)	(252,649)

Provision for income taxes	-	-

Net loss	$ (1,300,494)	$ (252,649)

Weighted average loss per share of Class A and B common stock - basic and diluted	$ (0.20)	$ (0.04)

Weighted average shares outstanding of Class A and B common stock - basic and diluted	6,564,055	5,829,436

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PARALLEL FLIGHT TECHNOLOGIES, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2021 and 2020

	Class A - Common Stock		Class B - Common Stock		Stock Subscription	Additional Paid-In	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Receivable	Capital	Deficit	Equity
`
Balance at December 31, 2019	3,711,776	$37	2,000,000	$20	$(57,443)	$840,069	$(290,675)	$492,008

Conversion of Founders’ stock	2,000,000	20	(2,000,000)	(20)	-	-	-	-
Receipt of stock subscription receivable	-	-	-	-	57,443	-	-	57,443
Conversion of SAFEs to common stock	201,688	2	-	-	-	284,350	-	284,350
Issuance of common stock for cash - Reg CF	33,631	1	-	-	-	35,961	-	35,961
Offering costs	-	-	-	-	-	(8,420)	-	(8,420)
Net loss	-	-	-	-	-	-	(252,649)	(252,649)
Balance at June 30, 2020	5,947,095	$60	-	$-	$-	$1,151,960	$(543,324)	$608,693

Balance at December 31, 2020	6,008,424	$60	313,569	$3	$(49,921)	$2,253,958	$(1,540,776)	$663,324
Receipt of stock subscription receivable	-	-	-	-	49,921	-	-	49,921
Issuance of common stock for cash - Reg A	-	-	763,384	8	(616,375)	3,564,995	-	2,948,628
Offering costs	-	-	-	-	-	(227,955)	-	(227,955)
Stock-based compensation	-	-	-	-	-	19,000	-	19,000
Net loss	-	-	-	-	-	-	(1,300,494)	(1,300,494)
Balance at June 30, 2021	6,008,424	$60	1,076,953	$11	$(616,375)	$5,609,998	$(2,841,270)	$2,152,424

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PARALLEL FLIGHT TECHNOLOGIES, INC.

STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

	For the Six Months Ended	For the Six Months Ended
	June 30, 2021	June 30, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$ (1,300,494)	$ (252,649)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	4,209	500
Loss on extinguishment of SAFEs		44,352
Loss of revaluation of SAFEs		1,764
Stock based compensation	19,000	-
Changes in operating assets and liabilities:
Prepaid expenses	1,086	(90,000)
Accounts payable	(11,299)	(9,951)
Accrued liabilities	412	40,479
Deferred revenue	(86,349)	(21,000)
Net cash used in operating activities	(1,373,435)	(286,505)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(94,627)	(2,833)
Net cash used in investing activities	(94,627)	(2,833)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of SAFE agreements	-	2,000
Proceeds from payment protection program loan	-	33,411
Common stock issued for cash, net of offering costs	2,770,593	84,984
Net cash provided by financing activities	2,770,593	120,395

Increase (decrease) in cash and cash equivalents	1,302,531	(168,943)

Cash and cash equivalents, beginning of period	817,928	769,181
Cash and cash equivalents, end of period	$ 2,120,459	$ 600,238

Supplemental disclosures of cash flow information:
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

Non-cash investing and financing activities:
Fair Value of SAFEs converted to Class A - Common Stock	$ -	$ 284,352

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During 2020, one of the founders incurred $2,000 of expense which was reimbursed through an increase to his SAFE agreement.  All SAFE agreements converted to equity in accordance with the provisions of the agreements.

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NOTE 1 – NATURE OF OPERATIONS

Parallel Flight Technologies, Inc., was formed on September 10, 2018 (“Inception”) in the State of Delaware.   The financial statements of Parallel Flight Technologies, Inc., (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s headquarters are located in La Selva Beach, California.

The Company designs heavy-lift, autonomous aircraft based on our proprietary heavy-lift technology. Our aircrafts are anticipated to lift more payload and fly for a longer duration than other competitive technologies. The Company is currently developing unmanned aircraft solutions for wildland firefighters to drastically improve firefighter safety and effectiveness. The Company is working closely with federal, state, and local fire agencies to build the right tool for firefighting in the 21st century. Beyond firefighting, the Company’s technology will create new possibilities for commercial drones, unmanned logistics, and Urban Air Mobility.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited financial statements have been prepared in accordance with accounting principals generally accepted in the United States of America (“GAAP”) for interim financial information.  Accordingly, our financial statements do not include all the information and footnotes required by GAAP for complete financial statements.  Normal and recurring adjustments considered necessary for a fair statement for the results for the interim periods have been included.  Operating results for the six months ended June 30, 2021 are not necessarily indicative of the results that may be expected for the year ending December 31, 2021.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods.  Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2021 and December 31, 2020. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

The SAFEs are considered a level 3 liability as there are no observable direct or indirect inputs. Based on management’s estimates as of June 30, 2021, the fair value of these instruments is considered to be the carrying value. Management’s estimates are based on the short duration of the outstanding SAFEs, the fact that market circumstances had not changed materially since the instruments were originated, and that the SAFEs were sold at the same terms to both related parties and unrelated parties throughout 2021 and 2020. Accordingly, there was no change in valuation during 2021.

As of June 30, 2021, management estimated the fair value of the remaining SAFE based on guidance prescribed by ASC 825-10.  Management’s estimate of fair value is based on an observable price change as of the date of its Regulation CF campaign.  As of June 30, 2021, all but $11,764 of the SAFEs converted to equity (See Note 5).

Cash and Cash Equivalents

The Company considers all short-term, highly liquid, unrestricted investments with original maturities of three months or less, to be cash equivalents.

Property and Equipment

Fixed assets are stated at cost.  The Company’s fixed assets are depreciated using the straight-line method over the estimated useful life to three to seven years.  At the time of retirement of other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets in accordance with Accounting Standards Codification (“ASC”) 360-10-35, Impairment or Disposal of Long-Lived Assets. Under that directive, long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Such group is tested for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. When such factors and circumstances exist, the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives are compared against their respective carrying amount. Impairment, if any, is based on the excess of the carrying amount over the fair value, based on market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made.

Simple Agreements for Future Equity (“SAFEs”)

The Company has issued several Simple Agreements for Future Equity (“SAFEs”) in exchange for cash financing.  As of June 30, 2021, all but $11,764 of these funds converted to equity.  As of June 30, 2021, these funds had been classified as long-term liabilities (See Note 5 and 7).

As of June 30, 2021 and December 31, 2020, the Company had accounted for its SAFEs as derivative liabilities under the FASB’s ASC section 815-40 and ASC section 815-10. No changes in the fair value of the SAFEs occurred during the period from issuance though the June 30, 2021.

Revenue Recognition

In accordance with Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (ASC”) Topic 606, Revenue from Contracts with Customers is when the customer takes physical possession of the product.  The amount of revenue recognized reflects the consideration to which the Company expects to be entitled to receive in exchange for these goods, using the five-step method required by ASC 606.  The Company adopted this standard at the beginning of fiscal year 2019, with no material impact to its financial position or results of operations, using the modified retrospective method.

Revenue from grants is recognized in the period during which the conditions under the grant have been met and the Company has made payment for the related expense.  Grant revenue was $106,349 and $262,454 for the six months ended June 30, 2021 and 2020, respectively. In relation to grant revenue, as of June 30, 2021 and December 31, 2020, we deferred $0 and $86,349 related to receipt of funds in advance of completing performance obligations under the agreement, respectively. Management believes the loss of such revenues will not have a material effect on the Company’s operations.

Research and Development

The Company incurs research and development costs during the process of researching and developing its technologies and future product offerings. Research and development costs consist primarily of developing heavy lift technology across the aerospace, military and public service industries. These costs are expensed as incurred until the resulting product has been completed, tested, and made ready for commercial use. Research and development costs expensed were $317,347 and $259,330 for the six months ended June 30, 2021 and 2020, respectively.

Income Taxes

The Company applies ASC 740 Income Taxes (“ASC 740”).  Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions.  A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

At June 30, 2021 and December 31, 2020, the applicable federal and state rates used in calculating the deferred tax provision was 21% and 8.84%, respectively.  The difference between the effective tax rate and the stated tax rate is primarily due to a full valuation allowance on the net deferred tax assets.

The Company is subject to tax in the United States (“U.S.”) and files tax returns in the U.S. Federal jurisdiction and CA state jurisdiction.  The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception.  The Company has filed its tax returns through 2021 and is not currently under examination by any tax authority.

Stock Based Compensation

The Company accounts for stock awards issued under ASC 718, Compensation – Stock Compensation. Under ASC 718, share-based compensation cost is measured at the grant date, based on the estimated fair value of the award. Stock-based compensation is recognized as expense over the employee’s requisite vesting period and over the nonemployee’s period of providing goods or services. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

Loss per Common Share

We compute net income per share of Class A and Class B common stock using the two-class method. Basic net loss per share is computed using the weighted-average number of shares outstanding during the period. Diluted net loss per share is computed using the weighted-average number of shares and the effect of potentially dilutive securities outstanding during the period. For periods in which we incur a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted calculations. Dilutive securities consist of options under the Company’s Equity Incentive Plan (Note 10) and its convertible SAFEs (Note 7).

For the six months ended June 30, 2021 and 2020, the loss per share was $0.20 and $0.04, respectively, based on weighted average shares outstanding of Class A common stock of 6,008,424 and 5,829,436 and Class B common stock of 695,261 and 1,016,249, respectively.

Concentration of Credit Risk

The Company’s financial instruments include cash and cash equivalents.

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily surrounding cash and cash equivalents.  The Company limits its exposure to credit risk surrounding cash and cash equivalents by holding excess balances at established financial institutions.

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy.  Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.  At times, the Company may maintain balances in excess of the federally insured limits.

Effect of COVID-19 Legislation

On March 27, 2020, the United States enacted the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”). The Cares Act includes provisions relating to refundable payroll tax credits, deferment of the employer portion of certain payroll taxes, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations and technical corrections to tax depreciation methods for qualified improvement property. The CARES Act also established a Paycheck Protection Program whereby certain small businesses are eligible for a loan to fund payroll expenses, rent, and related costs.

The Company considered the provisions under the CARES Act and elected to utilize the PPP provisions in addition to the Economic Injury Disaster Loan (EIDL) advance assistance.

New Accounting Standards

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842), specifying the accounting for leases, which supersedes the leases requirements in Topic 840, Leases. The objective of Topic 842 is to establish the principles that lessees and lessors shall apply to report useful information to users of consolidated financial statements about the amount, timing, and uncertainty of cash flows arising from a lease. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. Lessors’ accounting is largely unchanged from the previous accounting standard. In addition, Topic 842 expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes several practical expedients. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020 for emerging growth companies, with early adoption permitted. The Company has reviewed the provisions of the new standard, but it is not expected to have a significant impact on the Company at the current time.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been several ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred losses from operations of $1,300,494 and $252,649, and has net cash used in operating activities of $1,373,435 and $286,505 for the six months ended June 30, 2021 and 2020, respectively. These matters raise substantial doubt about the Company’s ability to continue as a going concern.

During the next 12 months, the Company intends to fund operations through the receipt of federal grant awards in addition to the issuance of debt and/or equity financing, including additional funds received under Regulation A efforts. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned operations, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment are comprised of the following:

	June 30, 2021	December 31, 2020
Automotive equipment	$ 4,038	$ 4,038
Machinery and equipment	142,295	47,667
Total property and equipment	146,333	51,705
Accumulated depreciation	(7,325)	(3,116)
	$ 139,008	$ 48,589

Depreciation expense for the six months ended June 30, 2021 and 2020 was $4,209 and $500, respectively.

NOTE 5 – FAIR VALUE MEASUREMENTS

The Company’s SAFEs are measured at fair value on a recurring basis and are classified as level 3 based on the observability of valuation inputs.

The following table presents changes during the six months ended June 30, 2021 and 2020 in Level 3 liabilities measured at fair value on a recurring basis, and the realized losses related to the level 3 liabilities in the Statements of Operations for the six months ended June 30, 2021 and 2020:

SAFE Agreements
	June 30, 2021	June 30, 2020
Balance at beginning of period	$ 11,764	$ 248,000
Recognized remeasurement loss	-	1,764
Recognized extinguishment loss	-	44,352
Issuances	-	2,000
Extinguishments	-	(248,352)
Balance at end of period	$ 11,764	$ 11,764

NOTE 6 – RELATED PARTY TRANSACTIONS

During the period from inception to June 30, 2021, one of the Company’s founders, and his relatives, purchased SAFEs in the total amount of $88,000.

NOTE 7 -DEBT AND LIABILITIES

Simple Agreements for Future Equity (SAFEs)

As of June 30, 2021, the Company had raised a total of $248,000 from the issuance of convertible SAFEs to fund operations.  During 2020, one of the founders incurred $2,000 of expense which was reimbursed through an increase to his SAFE agreement.

Under the SAFEs, the funds contributed by the investors convert to shares of preferred stock in a qualified priced preferred stock financing round, at 85% of the preferred round price.   During 2020, the Company settled all but $11,764 of the SAFE agreements as a result of its Regulation CF campaign, which was not a qualified priced preferred stock financing round as required under the agreements.  Therefore, management accounted for the settlement of such agreements as a debt extinguishment through the issuance of 201,688 Class A Common Stock, valuing the SAFEs immediately prior to extinguishment. This resulted in a loss on extinguishment of $44,352, representing the difference in the fair value and carrying value of the SAFEs as of the extinguishment date.

As of June 30, 2021, there had not been any priced round of preferred stock financing that would trigger a conversion of the SAFE funds to preferred stock. The SAFEs are marked-to-market each reporting period as described in Note 2. As of June 30, 2021, management had determined that the carrying value was considered the fair value as SAFEs were sold with consistent terms throughout 2019 and 2020 to third parties and there were no indications that the value had changed.

Loan

In April 2020, the Company entered into a loan with an aggregate principal amount of $33,411 pursuant to the Paycheck Protection Program ("PPP") under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The PPP Loan was evidenced by a promissory note (“Note”). Subject to the terms of the Note, the PPP Loan bore interest at a fixed rate of one percent (1%) per annum, with the first six months of interest deferred, an initial term of two years, and unsecured and guaranteed by the Small Business Administration. The Company applied to the Lender for forgiveness of the PPP Loan, with the amount which may be forgiven equal to the sum of payroll costs, covered rent, and covered utility payments incurred by the Company during the applicable period beginning after the Notes inception, calculated in accordance with the terms of the CARES Act. The Company’s Note was forgiven in full.  The forgiveness of such was netted against the related labor costs the forgiveness related to.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with, and does not know of any, pending or threatened litigation against the Company or any of its officers.

NOTE 9 – STOCKHOLDERS’ EQUITY

Common Stock

The Company has authorized the issuance of 11,000,000 shares of common stock consisting of 8,000,000 Class A Common Stock and 3,000,000 of Class B Common Stock with a par value of $0.00001.  Class B Common Stock does not have voting rights while Class A carries one-to-one voting rights.  At the discretion of the Board of Directors, the Company issues non-qualified incentive stock options to key employees (see Note 10).

On May 30, 2020, the Company filed a restated certificate of incorporation which effectively made Class B Common Stock non-voting shares.  Simultaneously with this filing, one of the Founders converted his 2,000,000 shares of Class B Common Stock to Class A Common Stock.

During the six months ended June 30, 2021 and 2020, the Company sold 0 and 33,631 Class A common stock shares through a Regulation Crowdfunding offering for gross proceeds of $0 and $956,558, respectively.  Of these funds, $-0- and $49,921 represents a subscription receivable as of June 30, 2021 and December 31, 2020, respectively.

During the six months ended June 30, 2021, the Company sold 763,384 Class B common stock shares through a Regulation A offering for gross proceeds of $3,564,995.  Of these funds, $616,675 represents a subscription receivable as of June 30, 2021.

During the six months ended June 30, 2021, the Company incurred offering fees of $227,955 in connection with the various offerings described above.

NOTE 10 – STOCK-BASED COMPENSATION

The Company adopted its 2020 Equity Incentive Plan (the “2020 Plan”) during 2020.  The 2020 Plan enables the Board of Directors to utilize various forms of equity awards as defined by the 2020 Plan, including stock options and restricted stock purchase awards, as and when they deem appropriate.  A total of 700,000 shares of Class A Common Stock have been authorized for issuance under the 2020 Plan.

As of June 30, 2021, the Company granted 277,437 shares under the Plan.  Stock option activity under the 2020 Plan during the six months ended June 30, 2021 is as follows:

	Number of Shares	Weighted- Average Exercise Price Per Share	Weighted- Average Remaining Contractual Term
Outstanding at December 31, 2020	277,437	$1.40	10.0 years
Granted	-	-
Cancelled	-	-
Exercised	-	-
Outstanding at June 30, 2021	277,437	$1.40	9.0 years

Exercisable at June 30, 2021	186,114	$1.40	9.0 years

Vested or expected to vest at
June 30, 2021	186,114	$1.40	9.0 years

The intrinsic value of vested options at June 30, 2021 is $608,894. The unrecognized compensation expense associated with outstanding stock options at June 30, 2021 is $29,837, and is expected to be recognized over a weighted average period of 0.6 years.

Stock-based compensation expense recognized under ASC 718 for the six months ended June 30, 2021 and 2020 was $19,000 and $0, respectively, and is included in general and administrative expense in the accompanying statements of operations.  The estimation of fair value of all options granted by the Company is computed based on the Black-Scholes option pricing model with the following weighted-average assumption:

	2021
Average risk-free rate	0.33%
Expected volatility	40%
Expected life	6	years
Dividend yield	-

The Company recognizes stock option forfeitures as they occur. The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company’s stock options.  The expected term of stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options. Simplified method was used by the Company due to insufficient historical data.  The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company’s common stock. The dividend yield assumption for options granted is based on the Company’s history and expectation of dividend payouts.

NOTE 11 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after June 30, 2021 through September 30, 2021 the date these financial statements were available to be issued. There have been no other events or transactions during this time which would have a material effect on these financial statements, other than those described below.

Subsequent to June 30, 2021, the Company sold 277,513 shares of Class B Common Stock through its Regulation A offering.  The Company recognized gross proceeds of approximately $1,295,986 in connection with this offering.  Net proceeds from the offering will be reduced by offering costs incurred.